Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp.
6190 Agronomy Rd, 6th Floor
Vancouver, BC V6T 1Z3

2.	Date of Material Change
July 14, 2008

3.	News Release
July 14, 2008

4.	Summary of Material Change
Cardiome Pharma Corp. today announced positive clinical results from its 90-day Phase 2b study of vernakalant (oral).  The final analysis demonstrated statistically significant efficacy for the patient group receiving 500mg b.i.d. of vernakalant (oral) as compared to placebo.  The safety data from the final analysis also shows that vernakalant (oral) was well-tolerated in the atrial fibrillation population studied.

5.	Full Description of Material Change
See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer
	Name:	Curtis Sikorsky
	Title:	Chief Financial Officer
	Phone No.:	604-677-6905

9.	Date of Report
July 14, 2008

Per:	“Curtis Sikorsky”
Curtis Sikorsky, Chief Financial Officer